K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

June 1, 2017

VIA EDGAR

Mr. Frank Buda

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NuShares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Mr. Buda:

On behalf of our client, NuShares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received over the phone on April 3, 2017, regarding the Trust’s Post-Effective Amendment No. 10, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2017, for the purpose of registering shares of NuShares ESG International Developed Markets Equity ETF (the “DM Fund”) and NuShares ESG Emerging Markets Equity ETF (the “EM Fund” and, together with the DM Fund, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available. Please update all bracketed information before the Funds go effective.

Response:  The Registrant has made the requested changes.

2.

Comment: Please provide a copy of each Fund’s fee table and expense example prior to filing the Fund’s effective registration statement. Please also explain supplementally why Other Expenses is estimated as 0.00% or confirm that it is 0.00%.

Response:  Each Fund’s completed fee table and expense examples are set forth in Appendix A. Because the Funds are new, the Funds’ Other Expenses are estimated as required by Instruction 6(a) in Item 3 of Form N-1A. As described under the “Management Fees”

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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description of “Section 3 – Fund Management,” the Adviser is responsible for substantially all Other Expenses of the Funds, except any future distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities, fees and expenses of the independent trustees (including any trustees’ counsel fees), certain compensation expenses of the Funds’ chief compliance officer, litigation expenses and extraordinary expenses (collectively, “excluded expenses”). For each Fund’s first fiscal year, the Adviser estimates that these excluded expenses will be less than half a basis point (0.005%) of the Fund’s net assets, which for purposes of each Fund’s fee table has been rounded down to 0.00%.

3.	Comment: Please revise the “Example” disclosure to clarify that the Fund’s expense example applies whether a shareholder “holds or sells” Shares of the Funds.

Response: The Registrant believes that the disclosure preceding the “Example” is consistent with Form N-1A and disclosure utilized by other ETFs, and therefore respectfully declines to make the requested change.

4.	Comment: In each Fund’s “Principal Investment Strategies” section, please disclose the number of Index components.

Response:  The Registrant has updated the disclosure to include the number of Index components.

5.

Comment: With respect to the last sentence of the first paragraph of each Fund’s “Principal Investment Strategies” section, please revise the disclosure to reflect the Registrant’s prior response to Staff comments, via correspondence, related to the possession of, or access to, non-public information regarding the methodology and screening criteria of each Fund’s underlying Index by the Adviser, the Sub-Adviser, and their affiliates.

Response:  The Registrant again confirms that Nuveen, LLC and its affiliates, including the Adviser, Sub-Adviser, and TIAA, will not be in possession of, or have access to, any such non-public information when the Funds launch. Further, the index methodology and screening criteria for each Index will be publicly available prior to the launch of the Funds. The Registrant does not believe that this information is relevant to investors or required by Form N-1A and therefore respectfully declines to make the requested change.

6.

Comment: Please revise the description of the Index methodology in each Fund’s “Principal Investment Strategies” section to describe more specifically the Index’s rules-based criteria with respect to the assessment of issuers with strong ESG values.

Response: The Registrant believes that the current disclosure adequately describes the Index methodology and therefore respectfully declines to make the requested change.

7.

Comment: The SEC staff notes that the Index “generally excludes companies with significant activities in certain controversial businesses….” Please revise this sentence in each Fund’s “Principal Investment Strategies” section to clarify that the exclusion of any such companies from the Index is based on the Index’s rule-based methodology and not the Adviser’s discretion.

June 1, 2017

Response:  The Registrant believes that the current disclosure adequately conveys that the exclusion of these companies is governed by the Index methodology itself and therefore respectfully declines to make the requested change. The Registrant believes that the following sentence under “Principal Investment Strategies” makes it clear that the Adviser exercises no discretion with respect to the Index methodology or calculation: “The Index and the Base Index are owned, calculated and controlled by MSCI, in its sole discretion.”

8.	Comment: Please revise the first sentence in the third paragraph of each Fund’s “Principal Investment Strategies” section to describe how ESG performance scores are calculated using Index criteria.

Response:  The Registrant believes that the current disclosure adequately describes the Index methodology and calculation and the Adviser’s lack of discretion with respect thereto, and therefore respectfully declines to make the requested change.

9.	Comment: Please revise each Fund’s “Principal Investment Strategies” section to disclose the Index weighting methodology and how often the Index is reconstituted.

Response:  The Registrant notes that the third and fourth paragraphs of each Fund’s “Principal Investment Strategies” section already disclose the Index weighting methodology and that the Index is rebalanced quarterly in February, May, August and November. The disclosure has been revised to reflect that the Index is also reconstituted quarterly.

10.

Comment: Please revise each Fund’s “Principal Investment Strategies” section to clarify that the Fund’s 80% investment policy, which satisfies the ETF exemptive order, also satisfies the 80% names rule policy of Rule 35d-1. Consider adding “solely” to the first sentence of this section to indicate that the Index is 100% comprised of equity securities issued by companies located in developed or emerging markets, as applicable to each Fund, that meet certain ESG criteria.

Response:  Although the referenced 80% policies are substantially similar, they are intended to be distinct policies, and thus the Registrant respectfully declines to make the requested clarification. As requested, the Registrant has revised the first sentence in each Fund’s “Principal Investment Strategies” section to read as follows (additions bolded):

The Fund seeks to track the investment results of the Index, which is comprised solely of listed equity securities issued by companies (and depositary receipts representing such securities) located in countries with [emerging markets/developed markets, excluding the United States and Canada,] that meet certain environmental, social, and governance (“ESG”) criteria.

In addition, the Registrant has revised each Fund’s names rule policy to read as follows (addition bolded):

Under normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index and depositary receipts representing securities in the Index.

June 1, 2017

11.

Comment: Please consider adding a description of the risks associated with new funds (e.g., the Fund has no track record, may have higher expenses, and may not grow to be economically viable) in either the Item 4 or Item 9 “Principal Risks” section of each Fund.

Response:  The Registrant respectfully declines to make the requested change.

12.	Comment: With respect to the DM Fund only, please provide a discussion of the special risks related to European issuers, including Brexit.

Response:  The Registrant has revised Geographic Concentration Risk, which is included as a principal risk of the DM Fund, to include a discussion of the risks posed to European issuers by, among other things, Brexit.

13.

Comment: The Staff notes that each “Fund will concentrate its investments to approximately the same extent as the Index.” If either Index will be concentrated as of the date of the Prospectus, please disclose this fact and any principal risks related to such concentration.

Response:  As of the date of the Prospectus, the Registrant expects that the TIAA ESG Emerging Markets Equity Index will be concentrated in the financial sector. Accordingly, the Registrant has added a discussion of financial sector risk to Industry Concentration Risk, which is included as a principal risk of the EM Fund.

14.	Comment: Please provide supplementally the broad-based securities market index that each Fund will use as a measure of its performance.

Response:  The broad-based securities market index for the DM Fund is the TIAA ESG International Developed Markets Equity Index (327 components as of March 31, 2017), and for the EM Fund is the TIAA ESG Emerging Markets Equity Index (212 components as of March 31, 2017).

15.	Comment: Please confirm supplementally that Creation Units are blocks of no less than 25,000 Shares.

Response: Confirmed.

16.	Comment: Please consider defining what makes a market an emerging market.

Response: As disclosed in the Prospectus, the EM Fund’s Index draws from the universe of securities included in the MSCI Emerging Markets Index (the “Base Index”). The Base Index applies a rules-based methodology to identify emerging markets countries for inclusion in the Base Index (and thus the Index). Rather than detailing this methodology, the Registrant has chosen to simply identify those countries which the methodology has classified as emerging market countries, which the Registrant believes provides investors with the necessary information in the simplest manner possible.

17.

Comment: The SEC staff notes that each Fund’s Name Policy, as set forth under “Investment Objectives and Principal Investment Strategies” in “Section 2 – Additional Detail About the Funds’ Strategies, Holdings and Risks,” states that “under normal market conditions, it will invest at least 80% of the sum of its net assets and the amount of any borrowings for

June 1, 2017

investment purposes in component securities of its Index.” Please clarify that each Index is constituted in such a manner that each Fund’s Name Policy satisfies Rule 35d-1.

Response:  Given that each Index is comprised solely of securities of companies located in developed or emerging market countries that meet certain ESG criteria, the Registrant believes that each Fund’s 80% Name Policy satisfies Rule 35d-1.

18.	Comment: Please explain supplementally whether the Funds’ ETF exemptive order states that derivatives can be included as part of the Fund’s 80% exemptive order policy.

Response: The Funds’ ETF exemptive order does not state that derivatives may be included as part of a Fund’s 80% exemptive order policy. Please see also our response to Comment 22.

19.

Comment: The SEC staff notes that the Funds’ principal investment strategies described under Item 4 should be a summary of the descriptions provided under Item 9 in the back of the Prospectus. Accordingly, please increase the length of the Item 9 principal investment strategy disclosure to include all of the discussion already provided in the Item 4 principal investment strategy summary descriptions.

Response:  The Registrant respectfully declines to duplicate each Fund’s principal investment strategy, as described in “Section 1 – Fund Summaries,” in the Funds’ Item 9 disclosure. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Funds’ principal investment strategies in the back half of the Prospectus. We note, however, that Item 9 of the Fund’s Prospectus includes some additional information about the Funds’ strategies and indices that is not included in the Item 4 summaries. For example, Item 9 provides additional detail about each Fund’s Name Policy, portfolio holdings, non-principal investment strategies and temporary defensive positions. Further, General Instruction C.2(a) of Form N-1A notes that “[c]ross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” The Registrant believes that the cross-reference under Item 9 to the Funds’ Item 4 principal investment strategies assists investors’ understanding of the Fund strategies by reducing the complexity that would accompany the inclusion of lengthy, duplicative disclosure under Item 9.

20.	Comment: Consider dividing the “Portfolio Holdings” section into two sub-sections: principal and non-principal strategies.

Response: The Registrant believes that the introductory paragraph to the Portfolio Holdings section adequately conveys which of the subsequently discussed strategies are principal and non-principal and thus respectfully declines to make the requested change.

21.	Comment: Please confirm supplementally that the Fund will not invest in contingent convertible securities (CoCos) as part of its principal investment strategy.

Response: The Registrant notes that the respective Index each Fund seeks to track currently excludes CoCos, and confirms that neither Fund otherwise currently intends to invest in CoCos as part of its principal investment strategy.

June 1, 2017

22.

Comment: The SEC staff notes that “[e]ach Fund may use derivatives as a substitute for investing directly in securities included in the Index.” Please delete this sentence or revise to note that derivatives are not counted toward a Fund’s 80% exemptive order policy.

Response:  The Registrant has deleted the referenced sentence.

23.

Comment: If either Fund’s expenses associated with other investment companies exceed 0.01% of average net assets, please report the Fund’s Acquired Fund Fees and Expenses (AFFE) as a separate line item of the Fund’s fee table.

Response:  Neither Fund expects to incur AFFE that would require the inclusion of a separate line item in the Fund’s fee table.

24.	Comment: Please move the contents of the “Portfolio Holdings” and “Disclosure of Portfolio Holdings” sections behind the “Risks” section.

Response:  The Registrant notes that General Instruction C.3(a) of Form N-1A states that only Items 2 through 8 are required to be presented in numerical order. Because the referenced sections are responsive to Item 9, the Registrant believes it has discretion to vary the order of presentation with respect to such sections and therefore respectfully declines to make the requested change.

25.	Comment: Please enhance the details of the Funds’ principal risk descriptions under Item 9 so that the Item 4 principal risk descriptions are summaries of the corresponding Item 9 risks.

Response:  The Registrant believes that the principal risk descriptions responsive to Item 9, as revised as discussed herein, are sufficiently detailed. Further, the Registrant believes that it has summarized the principal risks of each Fund in Item 4 to the extent that the Item 9 risk descriptions could be shortened without omitting key information important to investors’ understanding of the Funds’ principal risks. Accordingly, the Registrant respectfully declines to make the requested change.

26.

Comment: Please provide more discussion of bid/ask spreads and associated risks in the Item 9 description of “Market Trading Risks.” In addition, please note in the disclosure that in times of market stress, market makers or APs may step away from their respective roles and this could increase spreads and increase the variance in prices of Shares to the value of their underlying holdings.

Response:  The Registrant has made the requested changes.

27.

Comment: The Staff notes that the risks associated with non-U.S. investments and emerging market investments differ significantly. Please provide separate risk descriptions for these two categories of foreign investments.

Response:  The Registrant believes that the risks associated with investments in emerging market countries, while sharing risks of foreign investments generally, are unique in certain respects, and has enhanced its emerging markets risk disclosure accordingly.

28.	Comment: Consider including “Financial Firm Exit Risk” as a principal risk of the Funds.

June 1, 2017

Response:  The Registrant has revised “Market Trading Risk,” which is included as a principal risk of the Funds, to include concepts previously included in “Financial Firm Exit Risk.”

29.	Comment: For the DM Fund only, consider adding Global Economic Risk as a principal risk of the Fund.

Response:  The Registrant respectfully declines to make the requested change, but please see the response to Comment 12 above.

30.	Comment: Consider adding parentheticals to the Item 9 Risk disclosure to identify which risks apply to each Fund.

Response:  The Registrant has updated the Item 9 risk disclosure to identify instances where a risk only applies to one of the Funds.

31.

Comment: In accordance with the Instructions to Item 11(a)(3) of Form N-1A, please revise the description of “Net Asset Value” under “Section 5 – General Information” to disclose that the value of the Funds’ non-U.S. holdings may change on days when shareholders are not able to purchase or redeem Fund Shares in the U.S. market.

Response:  The Registrant has made the requested change.

Statement of Additional Information

32.

Comment: Under “Investment Restrictions,” please revise the additional description of the Funds’ concentration policy to reflect that a Fund would be concentrated in an industry if 25% or more of its total assets, not net assets, are invested in such industry.

Response:  The Registrant notes that Instruction 4 to Item 9(b)(1) of Form N-1A specifically references concentration as involving “investing more than 25% of a Fund’s net assets” (emphasis added) and therefore the Registrant respectfully declines to make the requested change.

33.	Comment: Under “Investment Restrictions,” please delete the reference to “securities of foreign governments” from the additional description of the Funds’ concentration policy.

Response:  The Registrant has made the requested change.

34.

Comment: Under “Investment Restrictions,” please revise the additional description of the Funds’ concentration and diversification policies to reflect that (1) “an issuer shall be deemed the sole issuer of a security when its assets and revenues are separate from other governmental entities and its securities are backed principally by its assets and revenues,” and (2) “in the case of a non-governmental user, such as an industrial corporation or a privately owned or operated hospital, if the security is backed principally by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” In addition, please combine the paragraph discussed above with the stand-alone sentence that

June 1, 2017

follows the aforementioned paragraph or explain why the stand-alone sentence should be separate.

Response:  The Registrant has deleted the referenced paragraph and the stand-alone sentence.

35.

Comment: The SEC staff notes that the description of “Asset Coverage Requirements” under “Investment Policies and Techniques” notes that the Funds do not permit offsetting in certain situations. Please revise this description to disclose that the Funds may use offsetting positions only to the extent permitted by SEC and Staff guidance.

Response:  The Registrant has made the requested change.

36.	Comment: Please revise the first sentence under “Non-U.S. Securities” to state that “The Funds will invest in equity securities issued by non-U.S. companies.”

Response:  The Registrant has made the requested change.

37.

Comment: Please revise the first sentence under “Non-U.S. Securities—Emerging Markets Risk” to state that “The NuShares ESG Emerging Markets Equity ETF will invest in securities issued by companies located in emerging markets.”

Response:  The Registrant has made the requested change.

38.	Comment: Please revise the first column of the Trustees and Officers table under the “Management” section to provide the Trustees and officers’ age, not year of birth.

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the current heading conveys the information required to be provided under Item 17 of Form N-1A. Further, the Registrant believes that providing the year of birth reduces the possibility that the age of a Trustee or officer will be incorrectly stated during mid-year updates to the Funds’ Statement of Additional Information.

39.	Comment: Please revise the first two sentences of “Dividend and Distributions” to reflect that the Fund intends to pay out dividends on an annual, not monthly, basis.

Response:  The Registrant has deleted the second sentence.

Exhibits

40.

Comment: Please include the index license or sub-license agreement(s) to which the Funds are parties as an exhibit(s) to the registration statement, if applicable, because the Staff considers such agreements to be material contracts under Item 28(h) of Form N-1A.

Response:  The Registrant is a party to an index sub-license agreement with the Adviser and will include the agreement as an exhibit to the registration statement.

*   *   *   *   *

June 1, 2017

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq.

June 1, 2017

Appendix A

NuShares ESG International Developed Markets Equity ETF

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.40%
* Other Expenses are estimated for the current fiscal year.

Example
1 Year	$41
3 Years	$128

NuShares ESG Emerging Markets Equity ETF

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.45%
* Other Expenses are estimated for the current fiscal year.

Example
1 Year	$46
3 Years	$144